File No. 69-00445

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                      CATALYST VIDALIA HOLDING CORPORATION
                      ------------------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 891,987,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (b)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (d)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

                                      Catalyst Vidalia Holding Corporation
                                      ------------------------------------
                                               (Name of claimant)



                                   By          /s/ Jack R. Sauer
                                      ------------------------------------
                                                   Jack R. Sauer
                                                   Vice President

CORPORATE SEAL

Attest:

      /s/ Elsie Sugiharto
------------------------------------
          Elsie Sugiharto
            Accountant

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



  Jack R. Sauer       Vice President
------------------------------------
     (Name)              (Title)

      c/o Century Power, LLC
    3900 Park Avenue, Suite 102
          Edison, NJ 08820
------------------------------------
             (Address)



                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A

                      CATALYST VIDALIA HOLDING CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Holding Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is a 100% ownership interest in Catalyst Vidalia Corporation, a Louisiana corporation ("Catalyst Vidalia"), which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). The Claimant is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) which on July 15, 1999 acquired from the limited partner of the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As of result of this transaction, the Claimant owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant owns 100% of Catalyst Vidalia. Catalyst Vidalia is the sole general partner of the Partnership. Catalyst Vidalia owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. The Claimant is also the sole member of Vidalia Holding, LLC which owns a 25% undivided interest in the Partnership.

         The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services, Inc.'s existing substation, just west of Vidalia.

         In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project

                                                                    ATTACHMENT A

         operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A



                      CATALYST VIDALIA HOLDING CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A




Exhibit A1 -  Catalyst Old River Hydroelectric  Limited Partnership audited 2003 financial statements

Exhibit A2 -  Catalyst Vidalia Corporation unaudited 2003 financial statements

Exhibit A3 -  Catalyst Vidalia Holding  Corporation  unaudited 2003 consolidated financial statements

Exhibit A4 -  Catalyst Vidalia Holding Corporation  unaudited 2003 consolidating financial statements

                                                                      EXHIBIT A1



              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2003 FINANCIAL STATEMENTS



The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 26, 2004.

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2003 FINANCIAL STATEMENTS



The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 26, 2004.

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                     ASSETS


                                                                    December 31,                 December 31,
                                                                        2003                         2002
                                                                ---------------------        ---------------------
Cash and cash equivalents                                       $              9,365         $              2,008
Investment in CORHLP - GP interest                                           161,904                      151,452
Investment in CORHLP - LP interest                                            39,430                       34,204
Receivable from DCI plus accrued interest                                          -                       22,630
Management fee and interest receivable -  CORHLP                               4,207                        5,403
Other assets                                                                       5                           13
                                                                ---------------------        ---------------------
             Total assets                                       $            214,911         $            215,710
                                                                =====================        =====================


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
        Due to affiliates under tax sharing agreement           $             10,111         $              7,472
        Management fee payable  GLP                                              780                          390
        Intercompany  payable to TCG                                           2,236                        3,036
        Note payable to CORHLP plus accrued interest                          25,334                       25,337
        Note payable to DCI plus accrued interest                             28,426                       27,098
        Note payable to TCG plus accrued interest                                  -                       14,835
                                                                ---------------------        ---------------------
             Total liabilities                                                66,887                       78,168
                                                                ---------------------        ---------------------

Stockholder's equity:
        Common stock                                                               -                            -
        Participating preferred stock                                            134                          134
        Additional paid-in capital                                           110,591                      110,591
        Retained earnings                                                     37,299                       26,817
                                                                ---------------------        ---------------------
             Total stockholder's equity                                      148,024                      137,542
                                                                ---------------------        ---------------------
             Total liabilities and stockholders equity          $            214,911         $            215,710
                                                                =====================        =====================


                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                        Year Ended
                                                       December 31,
                                        ----------------------------------------
                                                2003                  2002
                                        ------------------     -----------------

Revenues:
  Equity interest in operating
       results of CORHLP                 $         15,678       $        11,533
  Management fee from CORHLP                        2,226                 2,136
  Interest income DCI                                 383                   539
  Interest income                                     157                   179
                                        ------------------     -----------------
                                                   18,444                14,387
                                        ------------------     -----------------

Expenses:
  General and administrative                           73                    63
  Management consulting fees  GLP                     750                   750
  Interest expense DCI                              1,327                 1,328
  Interest expense TCG                                181                   661
  Interest expense CORHLP L/C                       1,997                   337
                                        ------------------     -----------------
                                                    4,328                 3,139
                                        ------------------     -----------------


Pre tax income                                     14,116                11,248

Tax provision                                      (3,634)               (1,416)
                                        ------------------     -----------------

Net income                               $         10,482       $         9,832
                                        ==================     =================

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                                                   Year Ended
                                                                                  December 31,
                                                                  ---------------------------------------------
                                                                           2003                     2002
                                                                  --------------------     --------------------
Cash flows provided by (used in) all operations:
   Net income                                                      $           10,482       $            9,832
   Adjustments to reconcile net income  to net
    cash provided by (used  in) all activities:
       Intercompany tax sharing                                                 2,639                    1,204
       Equity interest in operating results of CORHLP                         (15,678)                 (11,533)
       Changes in assets and liabilities:
           Note receivable DCI plus accrued interest                           22,630                       44
           Management fee receivable  CORHLP                                    1,196                   (1,504)
           Intercompany payable to TCG                                           (800)                   1,170
           Note payable DCI plus accrued interest                               1,328                    1,327
           Note payable TCG plus accrued interest                             (14,835)                 (23,898)
           Note payable CORHLP plus accrued interest                               (3)                  25,337
           Management fee payable  GLP                                            390                     (780)
           Other assets and liabilities, net                                        8                      131
                                                                  --------------------     --------------------
Net cash provided by all activities                                             7,357                    1,330

Cash and cash equivalents beginning of the period                               2,008                      678
                                                                  --------------------     --------------------
Cash and cash equivalents at end of period                         $            9,365       $            2,008
                                                                  ====================     ====================


                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                        (in thousands, except share data)

                                    Unaudited


                                                               Shares of                        Additional
                                  Shares                     Participating    Participating        Paid
                               of Common        Common         Preferred        Preferred           In            Retained
                                 Stock           Stock           Stock            Stock           Capital         Earnings
                             -------------   -------------   -------------    -------------    -------------    -------------
Balance December 31, 2001           1,000             $ -         133,593            $ 134         $110,591          $16,985

Net income                                                                                                             9,832

                             -------------   -------------   -------------    -------------    -------------    -------------
Balance December 31, 2002           1,000               -         133,593              134          110,591           26,817

Net income                                                                                                            10,482

                             -------------   -------------   -------------    -------------    -------------    -------------
Balance December 31, 2003           1,000             $ -         133,593            $ 134         $110,591          $37,299
                             =============   =============   =============    =============    =============    =============


                                                                      EXHIBIT A4

                      CATALYST VIDALIA HOLDING CORPORATION
                              VIDALIA HOLDING, LLC
                          CATALYST VIDALIA CORPORATION

               CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2003

                             (DOLLARS IN THOUSANDS)

                                                                 CVHC                  Consolidation entries
                                                                              --------------------------------------     Consol-
                                                 CVC            VH LLC              Debit               Credit            idated
                                           ---------------  ---------------   -----------------    -----------------   -------------
Cash and cash equivalents                           2,290            7,075                                                    9,365

Accounts receivable:
  Mgmt  fee and int receivable CORHLP               4,207                                                                     4,207


 CORHLP                                            60,200           39,430             111,942               10,238         201,334
 CVC                                                               133,277              41,976              175,253               -

Deferred income tax benefits:
 Federal                                                                                 4,809                4,809               -
 State                                                                                   1,182                1,182               -

Start-up costs net of amortization                                       4                                                        4
  Prepaid taxes                                         1                                                                         1
                                                                                                                  -               -
                                           ---------------  ---------------   -----------------    -----------------   -------------

                                                   66,698          179,786             159,909              191,482         214,911
                                           ===============  ===============   =================    =================   =============


Accounts payable and accrued expenses                                                                                             -
Due to from affiliate - tax sharing                 8,125            1,986                                                   10,111
Management fee payable GLP                            780                                                                       780
Intercompany payable - TCG, Inc.                    1,455              781                                                    2,236
Note payable DCI                                                    22,500                                                   22,500
Interest payable DCI                                                 5,926                                                    5,926
Note payable CORHLP                                                 25,334                                                   25,334
Federal and state income taxes pay - I/C                                                18,614               18,614               -
Deferred income taxes payable                                                           24,283               24,283               -
                                           ---------------  ---------------   -----------------    -----------------   -------------

 Total liabilities                                 10,360           56,527              42,897               42,897          66,887
                                           ---------------  ---------------   -----------------    -----------------   -------------


Common stock                                                                                                                      -
Participating preferred stock                                          134                                                      134
Additional paid-in capital                                         110,591                                                  110,591
Retained earnings - pre November 5, 1991            1,331                                1,331                                    -
Retained earnings - post November 5, 1991          55,007           12,534              86,583               56,341          37,299
                                           ---------------  ---------------   -----------------    -----------------   -------------

                                                   56,338          123,259              87,914               56,341         148,024
                                           ---------------  ---------------   -----------------    -----------------   -------------


Total liabilities and stockholders equity          66,698          179,786             130,811               99,238         214,911
                                           ===============  ===============   =================    =================   =============



                                                                      EXHIBIT A4

                      CATALYST VIDALIA HOLDING CORPORATION
                              VIDALIA HOLDING, LLC
                          CATALYST VIDALIA CORPORATION

                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                             (DOLLARS IN THOUSANDS)


                                                                    CVHC                Consolidation entries
                                                                                -------------------------------------     Consol-
                                                    CVC            VH LLC             Debit              Credit           idated
                                              ---------------  ---------------  -----------------   -----------------  -------------

Revenue

 Equity interest in operating results-
  Catalyst Old River Hydroelectric Ltd. Ptr.          10,452            5,226                                                15,678
  Catalyst Vidalia Corporation                                          9,205              9,205                                  -
 Management fee  - CORHLP                              2,226                                                                  2,226
 Interest income CORHLP mgmt fee                         139                                                                    139
 Interest income DCI                                                      383                                                   383
 Interest income - other                                  12                6                                                    18
 Other, net                                                                                                                       -
                                              ---------------  ---------------  -----------------   -----------------  -------------

    Total Income                                      12,829           14,820              9,205                   -         18,444
                                              ---------------  ---------------  -----------------   -----------------  -------------


 General and administrative                                8               57                                                    65
 Management consulting fees                              750                                                                    750
 Amortization of start-up costs                                             8                                                     8
 Interest expense TCG                                                     181                                                   181
 Interest expense DCI                                                   1,327                                                 1,327
 Interest expense CORHLP L/C                                            1,997                                                 1,997
                                                                                                                                  -
                                              ---------------  ---------------  -----------------   -----------------  -------------

    Total Expenses                                       758            3,570                  -                   -          4,328
                                              ---------------  ---------------  -----------------   -----------------  -------------


Pretax income (loss)                                  12,071           11,250              9,205                   -         14,116

Tax (provision) refund                                (2,866)            (768)                 -                             (3,634)
                                              ---------------  ---------------  -----------------   -----------------  -------------


Net income (loss)                                      9,205           10,482              9,205                   -         10,482
                                              ===============  ===============  =================   =================  =============


                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                    12/31/03


1.*  Retained Earnings                                      42,549
     Investment in CVC                                                   42,549

     Reverse CVCH's equity pick-up of CVC
     11/5/91-12/31/02

1a.  Equity pick-up of CVC                                  12,816
     Investment in CVC                                                   12,816

     Reverse CVCH's equity pick-up of CVC
     1/1-12/31/02

 2.  Management fee income-CVHC Management fee expense-CVC

     Offset CVC management fee expense against CVHC management fee income

 3.  Provision for Taxes - Federal & State
     Retained Earnings

     Deferred Taxes Payable                                                   -

     Record Top Side Tax Provision

  *  Historical

 4.  Management fee payable                                      -
     Management fee receivable                                                -

     Reverse  CVC's   management  fee  payable
     to CVHC against CVHC's management fee receivable from CVC.

 5.  Investment in CORHLP                                  111,942
     Federal income taxes payable-I/C account               10,338
     Additional paid in capital                                  -
     Retained earnings pre 11/15/91                          1,331
     Deferred FIT receivable                                                112
     I/C account                                                              -
     Investment in CVC                                                  123,499

     Record original investment elimination and purchase, adjusted for 77,450 dividend prior to 98, price accounting as of 11/5/91.

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                    12/31/03


  6.      Retained earnings post 11/5/91                     7,775
          2003 consolidating P/L entries                                  7,775

          Record 2003 P/L consolidating entries against retained earnings

  7.      Deferred Taxes Payable                               804
          Retained Earnings
          Tax Provision                                                     804

          Eliminate Effect of CVC Taxes Payable

  8.      Receivable from TCG, Inc.                                           -
          Intercompany Payable - TCG, Inc.                       -

          To offset the receivable against the payable.

  9.*     Retained Earnings                                 10,238
          Investment in CORHLP                                           10,238

          To lower investment basis in CORHLP
          to correct amount.

 10.*     Investment in CVC                                 19,516
          Retained Earnings                                              19,516

          To reverse book entry for consolidation

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                    12/31/03


 11*.  FIT Payable - I/C account                               7,316
       Retained Earnings                                                   7,019
       Deferred FIT receivable                                               241
       Deferred State tax receivable                                          56
       DIT payable - Federal I/C account                       3,101
       DIT payable - State  I/C account                          322
       Retained Earnings                                                   3,423
       Federal income taxes payable-I/C account                  775
       State income taxes payable-I/C account                    185
       Deferred FIT receivable                                               775
       Deferred State receivable                                             185
       Deferred tax asset-FIT                                  4,809
       Deferred tax asset-State                                1,182
       Deferred tax liability-FIT                                629
       Deferred tax liability-State                              161
       Retained earnings post 11/5/91                            323
       Income taxes payable-I/C                                            7,104
       Deferred Tax Provision-1996                             3,924
       Retained Earnings                                                   3,924
       Deferred Income Tax Payable                             4,622
       Deferred Income Tax Receivable - Fed.                               3,681
       Deferred Income Tax Receivable - State.                               941

       To consolidate prior consolidation entries 3,4,7,8,10,11.

 12.   Deferred Income Taxes                                   7,341
       Income Taxes Payable                                                7,341

       To Zero Out Income tax payable

 13.   Investment in CVC                                      22,459
       Retained Earnings                                                  22,459

       Consolidation entry for dividend

                                                                       EXHIBIT B

                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2003


                                            State of
Name                                        Incorporation             Location of Business     Nature of Business
----                                        -------------             --------------------     ------------------
Ronald W. Cantwell                          N/A                       N/A                      100% ownership of The Catalyst Group,
  (Individual)                                                                                 Inc.

The Catalyst Group, Inc.                    Louisiana                 Edison, NJ               100% ownership of Catalyst Vidalia
                                                                                               Acquisition Corporation.

Catalyst Vidalia Acquisition                Louisiana                 Edison, NJ               100% ownership of Catalyst Vidalia
  Corporation ("CVAC")                                                                         Holding Corporation and the sole
                                                                                               member of Century Power, LLC.

Century Power, LLC                          Louisiana                 Edison, NJ               Owns 100% of the CVHC Participating
                                                                                               Preferred Stock

Catalyst Vidalia Holding                    Louisiana                 Edison, NJ               100% ownership of Catalyst Vidalia
  Corporation ("CVHC")                                                                         Corporation and the sole member of
                                                                                               Vidalia Holding, LLC.

Vidalia Holding, LLC                        A Louisiana               Edison, NJ               Limited Partner of Catalyst Old River
                                            Limited Liability                                  Hydroelectric Limited Partnership
                                            Company                                            with a 25% undivided interest.

Catalyst Vidalia Corporation                Louisiana                 Edison, NJ               General Partner of Catalyst Old River
                                                                                               Hydroelectric Limited Partnership
                                                                                               with 50% undivided interest in and
                                                                                               100% voting interest in such
                                                                                               partnership.

Catalyst Old River Hydroelectric            A Louisiana Limited       Vidalia, LA              Lessee of a 192 megawatt
  Limited Partnership                       Partnership                                        hydroelectric facility in Concordia
                                                                                               Parish, Louisiana.

Catalyst Construction Corporation           Delaware                  --                       Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction                Delaware                  --                       Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation        Delaware                  --                       Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines                Connecticut               --                       Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation         Delaware                  --                       Inactive, owned 100% by CVAC

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